Exhibit 99.3
Sun Life Financial Inc. Shareholder’s Report For the period ended sunlife.com Sun Life Financial

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT
Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.
Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CIBC Mellon.
For more information call CIBC Mellon at 1 877 224-1760.

Sun Life Financial reports first quarter 2008 results
Net income per share increases 8%
Operating earnings per share of $0.93
Operating return on equity of 13.4%
TORONTO (May 6, 2008) — Sun Life Financial Inc. (TSX/NYSE: SLF) today announced operating earnings(1) of $533 million for the first quarter of 2008. Fully diluted operating earnings per share (EPS)(2) of $0.93 decreased 3% from the first quarter of 2007. Operating return on equity (ROE) was 13.4% for the quarter. Reported EPS for the first quarter of 2008 were $0.93, an increase of 8% over reported EPS of $0.86 in the first quarter of 2007, which included $61 million of non-recurring brand and debt redemption costs.
“Difficult capital markets, global credit pressures and currency headwinds persisted during the quarter and moderated the Company’s financial results,” said Donald A. Stewart, Chief Executive Officer. “Sun Life has consistently reported strong returns, and an important measure of our success is our continuing ability to manage through difficult times. All of our stakeholders can be confident that we are responding to the turbulent economic forces confronting us.”
“Our earnings this quarter are a reflection of the current environment,” said Richard P. McKenney, Chief Financial Officer. “We remain confident in our capital flexibility and ability to deliver shareholder value.”
Earnings year over year were impacted by the strong performance of the Canadian dollar relative to foreign currencies since the first quarter of 2007, which reduced operating EPS by $43 million or $0.08 per share. Excluding the impact of currency operating EPS would have grown by 5% to $1.01.
Business highlights
During the first quarter of 2008, the Company progressed on a number of its strategic objectives and continued to deliver on its growth and distribution expansion strategies in each of its markets.
SUN LIFE FINANCIAL CANADA (SLF CANADA)
•	Individual segregated fund sales in Canada, including sales of Sun Wise Elite Plus Guaranteed Minimum Withdrawal Benefit (GMWB) rider, increased by 29%(3) to $587 million in the first quarter of 2008 over the same period last year. Building on this momentum, Sun Life Financial further enhanced its GMWB product during the quarter by introducing a lifetime withdrawal option on the SunWise Elite Plus segregated funds rider.

•	Individual Insurance and Investments solidified its leadership position in health insurance finishing the year with the #1 positions in Long-Term Care Insurance and Critical Illness Insurance.

•	Group Benefits achieved the highest year-over-year increase in in-force business in the industry in 2007 according to the recently released Benefits Canada Group Insurance Report, and is now solidly positioned as the #2 group insurance provider in Canada.

•	Group Benefits has been selected by the Ontario Medical Association (OMA) as the insurer for its optional health plan for physicians. The plan will be available to more than 20,000 physicians currently practicing in Ontario.

•	Group Retirement Services continued to build on its success in the Defined Contribution (DC) industry in 2007 capturing 37% of the industry’s new sales and 39% of total DC market activity, which includes new sales and retention activity, as recently reported by LIMRA.

•	Group Retirement Services retained $181 million of assets from members leaving plans during the first quarter of 2008. This represents an increase of 10% over the same period last year and a retention ratio of 40% for the first three months of 2008.
SUN LIFE FINANCIAL U.S. (SLF U.S.)
•	On May 5, 2008, the Annuities Division launched a new living benefit rider for its Sun Life Financial Masters® Variable Annuity series, the Retirement Income EscalatorSM, which offers clients secure income for life with the option to maximize income by postponing withdrawal to a later age.

•	SLF U.S.’s Bermuda operations launched its next-generation international unit-linked investment product, Sun Secured Advantage, offering high net worth clients in Latin America, Asia and the Middle East an innovative and flexible solution to help build, preserve and transfer their wealth with access to a wide range of investment options from around the world and competitive living benefit options.

•	The Individual Insurance division continued its life product development initiatives, strengthening its variable universal life (VUL) portfolio with the introduction of Sun Protector VULSM and enhancement of Sun Prime VULSM for the high net worth market. The division also enhanced its Sun Universal ProtectorPlusSM with additional rider benefits including long-term care.

•	In April 2008, SLF U.S. combined its Individual Insurance and Annuity divisions to create a single organization focused on the retail customer — the Retail Insurance and Annuity Division. In addition, SLF U.S. formed a new distribution organization consisting of its wholesale broker-dealer,

(1)	Operating earnings, operating EPS and operating ROE are non-GAAP financial measures. For additional information see “Use of Non-GAAP Financial Measures.”

(2)	All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

(3)	All figures shown in the Business Highlights are in local currency.
Sun Life Financial Inc. | sunlife.com      1

Shareholders’ report
Sun Life Financial Distributors, Inc., and the Employee Benefits Group division’s distribution organization. These changes will enable SLF U.S. to leverage best practices, processes and efficiencies in serving its customers and distributors.
MFS
•	MFS continued to achieve superior performance with 74%, 89% and 72% of its fund assets ranked in the top half of their Lipper Category Average over 3, 5 and 10 years respectively, as of March 31, 2008.

•	MFS’s pre-tax operating margin ratio was 35% in the first quarter of 2008 compared to 34% in the first quarter of 2007.

•	MFS continued to invest strategically in new products during the first quarter of 2008, seeding three new Japanese Toshin funds as well as the MFS Meridian Global Conservative Fund.

•	On March 3, 2008, USA Today named the MFS Value Fund a “Mutual Fund All-Star” in the 2008 edition of its annual Mutual Fund All-Stars feature. The fund was one of 6 funds included in the large cap category and was one of 20 funds overall to make the roster of “all-stars.”
SUN LIFE FINANCIAL ASIA (SLF ASIA)
•	Birla Sun Life Asset Management Company, the Company’s mutual fund joint venture in India, was awarded Mutual Fund House of the Year for 2007 by CNBC — CRISIL, for outstanding mutual fund performance. Mutual fund assets under management were $9.5 billion at March 31, 2008, up 71 % from a year ago.

•	Birla Sun Life Insurance Company individual life insurance sales were up 133% over the first quarter 2007 from its increased distribution network of 339 branches serving 294 cities across India. Sun Life, along with its joint venture partner, significantly increased investment in Birla Sun Life Insurance during the quarter and made substantial progress toward having 600 branches operational in the near-term.

•	In China, Sun Life Everbright Life Insurance Company (SLEB) received regulatory approval to open a branch in the city of Guangzhou in Southern China. The branch is expected to commence operations in the third quarter of 2008. Now operating in 17 cities in China, SLEB’s individual life insurance first quarter 2008 sales were up 164% over the same period last year.
Financial highlights
•	Operating ROE decreased 10 basis points to 13.4% from operating ROE of 13.5% in the first quarter of 2007. ROE of 13.4% increased 140 basis points from ROE of 12.0% in the first quarter of 2007.

•	Operating EPS of $0.93 for the quarter decreased 3% compared to operating EPS of $0.96 in the first quarter of 2007. EPS of $0.93 for the quarter increased 8% compared to EPS of $0.86 in the first quarter of 2007.

•	Sun Life Financial declared $203 million in common shareholder dividends during the quarter, representing a payout ratio of 38%.

•	Sun Life Financial repurchased approximately 2.4 million common shares for $110 million during the first quarter of 2008.

•	Sun Life Financial’s embedded value from operations increased by 17% and value of new business increased by 19% for the full year of 2007 over 2006, demonstrating the Company’s continued commitment to delivering profitable growth.

•	On January 30, 2008, Sun Life Financial completed a public offering in Canada of $400 million principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due in 2023.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, such as operating earnings, operating EPS, operating ROE, ROE for business groups, MFS’s pre-tax operating profit margin ratios, financial performance measures prepared on a constant currency basis, embedded value and value of new business. Embedded value is an economic measure of the value of the Company, excluding the impact of any future business. Information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in the Company’s annual and interim Management’s Discussion and Analysis and its Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The financial results presented in this document are unaudited.
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2008, the Sun Life Financial group of companies had total assets under management of $415 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
2     Sun Life Financial Inc. |  First Quarter 2008

MANAGEMENT’S DISCUSSION & ANALYSIS
for the period ended March 31, 2008
Dated May 6, 2008
Earnings and profitability
The financial results presented in this document are unaudited
FINANCIAL SUMMARY

	Quarterly results

	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07

Common shareholders’ net income ($ millions)	533	555	577	590	497

Operating earnings(1) ($ millions)	533	560	583	593	558

Basic earnings per common share (EPS) ($)	0.95	0.98	1.02	1.03	0.87
Fully diluted EPS ($)	0.93	0.97	1.00	1.02	0.86
Fully diluted operating EPS(1) ($)	0.93	0.98	1.01	1.03	0.96

Return on common equity (ROE) (%)	13.4	14.2	14.7	14.5	12.0
Operating ROE(1) (%)	13.4	14.3	14.8	14.6	13.5

Average common shares outstanding (millions)	563.8	566.2	567.8	570.1	572.0
Closing common shares outstanding (millions)	561.9	564.1	566.4	568.1	571.4

Sun Life Financial Inc.(2) reported common shareholders’ net income of $533 million for the quarter ended March 31, 2008, compared with $497 million in the first quarter of 2007. Operating earnings of $533 million for the first quarter of 2008 were down $25 million from $558 million in the first quarter of 2007. The strengthening of the Canadian dollar relative to foreign currencies since the first quarter of 2007 reduced quarterly earnings by $43 million. On a constant currency basis, operating earnings in the first quarter of 2008 were up $18 million or 3%.
Income in the first quarter of 2008 was adversely affected by the decline in equity markets in the Company’s North American businesses, the unfavourable impact of wider credit spreads in SLF U.S. and SLF Asia as well as credit-related allowances in SLF U.S. These decreases were partially offset by gains in SLF U.S., including positive interest rate and hedge experience in Annuities, reduced new business strain in Individual Insurance, and business growth in the Employee Benefits Group (EBG) as well as the positive effect of income tax related items in Corporate Support and SLF U.K. The increase in common shareholders’ net income in the first quarter of 2008 compared to the first quarter of 2007 reflects the impact of after-tax charges to earnings in the first quarter of 2007 of $43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium payable to redeem Partnership Capital Securities.
ROE for the first quarter of 2008 was 13.4% compared with 12.0% for the first quarter of 2007. The 140 basis point increase was primarily the result of the adverse impact of the charges described above which occurred in the first quarter of 2007. EPS(3) of $0.93 were 8% higher than the $0.86 reported in the prior year.
Operating EPS for the first quarter of 2008, were $0.93 for the quarter, down 3% from operating EPS of $0.96 in the first quarter of 2007. Operating ROE of 13.4% for the quarter was down from operating ROE of 13.5% in the first quarter of 2007. Excluding the impact of currency, operating EPS would have been $1.01, an increase of 5% over the first quarter of 2007.
Performance by business group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 5 to Sun Life Financial Inc.’s first quarter 2008 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “Non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures.”

(1)	Operating earnings and other financial information based on operating earnings such as operating earnings per share and operating return on equity are non-GAAP financial measures. For additional information please see “Use of Non-GAAP Financial Measures.”

(2)	Together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial.”

(3)	All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.
Sun Life Financial Inc. | sunlife.com      3

Management’s discussion and analysis
SLF CANADA

	Quarterly results

	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07

Common shareholders’ net income ($ millions)
Individual Insurance & Investments	149	147	152	177	146
Group Benefits	49	76	59	69	51
Group Wealth	49	40	46	34	53

Total	247	263	257	280	250
ROE (%)	14.1	15.0	14.7	16.1	14.3

SLF Canada’s earnings decreased by 1% compared to the first quarter of 2007. SLF Canada benefited from favourable morbidity and mortality experience in Group Benefits, asset reinvestment gains from wider credit spreads in Group Wealth and Individual Insurance & Investments and increased earnings from Cl Financial, offset by the impact of interest rate and equity market declines in the first quarter of 2008 and the positive impact of actuarial reserve changes in Group Wealth and Group Benefits that occurred in 2007.
•	Individual Insurance and Investments earnings for the first quarter of 2008 increased by 2% from the first quarter of 2007 due to increased earnings from Cl Financial related to tax rate changes which occurred in the fourth quarter of 2007, and asset reinvestment gains from wider credit spreads on assets backing longer-term liabilities offset by the impact of declining interest rates and equity markets.

•	Group Benefits earnings for the first quarter of 2008 decreased by 4% compared with the first quarter of 2007 as favourable morbidity and mortality experience in the first quarter of 2008 was more than offset by a change to actuarial reserves to better reflect asset liability matching in the first quarter of 2007.

•	Group Wealth earnings for the first quarter of 2008 decreased by 8% from the first quarter of 2007 due primarily to the non-recurrence of the positive impact on actuarial reserves from a reinsurance transaction in 2007, partly offset by investment gains from wider credit spreads in the first quarter of 2008.
SLF U.S.

	Quarterly results

	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07

Common shareholders’ net income (US$ millions)
Annuities	75	57	99	80	80
Individual Insurance	19	84	41	37	5
Employee Benefits Group	19	24	22	25	(1)

Total (US$ millions)	113	165	162	142	84
Total (C$ millions)	113	157	170	156	98
ROE (%)	10.7	15.3	14.7	14.0	9.4

Earnings for SLF U.S. increased C$15 million, or 15%, compared to the first quarter of 2007. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by C$19 million in the first quarter of 2008 compared to the first quarter of 2007.
In U.S. dollars, earnings were US$113 million, US$29 million, or 35%, higher than in the first quarter of 2007. Earnings increased in the first quarter of 2008 as a result of improved claims experience and business growth in EBG, including the impact of the EBG acquisition in the second quarter of 2007, decreased new business strain on universal life sales in Individual Insurance, favourable interest rate experience in fixed annuities, positive variable annuity hedge experience and the gain on sale of Sun Life Retirement Services (U.S.), Inc. (RSI), partially offset by the unfavourable impact of wider credit spreads and credit-related allowances in Annuities.
•	Annuities earnings decreased by US$5 million compared to the first quarter of 2007 as a result of the unfavourable impact of wider credit spreads and credit-related allowances on actuarial reserving requirements in the fixed annuity block, partially offset by favourable interest rate experience in fixed annuities, positive variable annuity hedge experience and the gain on sale of RSI.

•	Individual Insurance earnings were higher by US$14 million compared to the first quarter of 2007 primarily due to decreased new business strain on universal life sales resulting from lower sales and the implementation of the AXXX financing arrangement in the fourth quarter of 2007.

•	EBG earnings increased by US$20 million compared to the first quarter of 2007 as a result of business growth, including the impact of the acquisition in the second quarter of 2007, and favourable claims experience.
4     Sun Life Financial Inc. | First Quarter 2008

MFS
Management’s discussion and analysis

	Quarterly results

	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07

Common shareholders’ net income (US$ millions)	59	74	65	62	61
Common shareholders’ net income (c$ millions)	59	73	68	68	72
Pre-tax operating profit margin ratio(4)	35%	40%	36%	34%	34%
Average net assets (US$ billions)	187	203	199	200	189
Assets under management (US$ billions)	184	200	204	202	192
Net sales/(Redemptions) (US$ billions)	(2.7)	(3.2)	(0.9)	(0.1)	0.2
Market movement (US$ billions)	(12.5)	(1.5)	3.3	9.5	4.4
S&P 500 Index (daily average)	1,349	1,495	1,489	1,497	1,425

Earnings for MFS decreased C$13 million, or 18%, compared to the first quarter of 2007. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by C$10 million in the first quarter of 2008 compared to the first quarter of 2007.
In U.S. dollars, first quarter earnings were US$59 million, US$2 million, or 3%, lower than in the first quarter of 2007 primarily due to lower net average assets as a result of a decline in equity markets. Average net assets of US$187 billion decreased 1% compared to the first quarter of 2007.
Total assets under management at March 31, 2008 were US$184 billion, a decrease of US$15.2 billion compared to December 31, 2007, driven by market depreciation of US$12.5 billion and net redemptions of mutual funds and managed funds of US$2.7 billion.
SLF ASIA

	Quarterly results

	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07

Common shareholders’ net income ($ millions)	13	38	30	17	38
ROE (%)	4.4	13.6	10.9	6.0	13.5

First quarter 2008 earnings of $13 million were down by $25 million, or 66%, from the first quarter of 2007 primarily due to lower earnings in Hong Kong where the first quarter 2007 earnings benefited from the effect of improved asset liability matching. In addition, the first quarter 2008 earnings were impacted by wider credit spreads on Hong Kong investments, and by increased investment in India. These were partially offset by changes to actuarial reserves for Critical Illness riders in Hong Kong.
SLF Asia sales momentum continued in the first quarter of 2008, with individual life insurance sales up 92% in Canadian dollars over the same period in 2007 driven by continued demand for unit-linked products and expanded distribution capacity. In local currency, Hong Kong sales were up 52% from improved agency productivity; Indonesia’s sales were up 78% from higher alternate distribution sales and improved agency productivity; India’s sales were up 133% from increased sales force; and China’s sales were up 164% from expanded operations.
CORPORATE
Corporate includes the results of Sun Life Financial U.K. (SLF U.K.), Sun Life Financial Reinsurance (SLF Reinsurance) and Corporate Support, which includes run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups.

	Quarterly results

	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07

Common shareholders’ net income/(loss) ($ millions)
SLF U.K.	59	23	48	42	100
SLF Reinsurance	22	25	21	33	18
Corporate Support	20	(24)	(17)	(6)	(79)

Total	101	24	52	69	39

     Earnings in the first quarter of 2008 increased by $62 million compared to the first quarter of 2007 due to the positive effect of changes in income tax liabilities in Corporate Support and reserve adjustments for tax timing differences in SLF U.K. Results in the first quarter of 2007 included after-tax charges to earnings of $43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium payable to redeem Partnership Capital Securities in Corporate Support as well as higher earnings in SLF U.K. due to the non-recurrence of several items.
(4)      Pre-Tax Operating Profit Margin Ratio is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures”.
Sun Life Financial Inc. | sunlife.com      5

Management’s discussion and analysis
Additional financial disclosure
REVENUE
Under Canadian GAAP, revenues include regular premiums received on life and health insurance policies as well as fixed annuity products and fee income received for services provided. Net investment income comprised of income earned on general fund assets as well as changes in the value of held-for-trading assets and derivative instruments are also included. Segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.
Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. Changes in the value of these assets are largely offset by corresponding changes in the value of actuarial liabilities.

	Quarterly results

	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07

Revenues ($ millions)
SLF Canada	2,320	2,610	2,500	1,801	2,374
SLF U.S.	1,060	1,637	2,052	1,944	2,197
MFS	362	390	417	433	447
SLF Asia	119	294	286	182	215
Corporate	25	474	444	140	351

Total as reported	3,886	5,405	5,699	4,500	5,584

Less: Impact of currency, changes in the fair value of held for trading assets and derivative instruments	(2,129)	(574)	(546)	(1,311)	(207)

Total adjusted revenue	6,015	5,979	6,245	5,811	5,791

Revenues of $3.9 billion earned in the first quarter of 2008 decreased by $1.7 billion from the same period in 2007 mainly due to the $1.4 billion lower net investment income caused primarily by a reduction in the fair value of held-for-trading assets due to the increase in market yields on U.S. bonds and lower stock values in connection with lower equity markets. Adjusting for the impact of currency and changes in the fair value of held-for-trading assets and derivatives, revenues of $6.0 billion were up 4% compared to the first quarter of 2007 as increased health premiums from the EBG acquisition were partially offset by lower annuity premiums and lower asset-based fees.
Premium revenue of $3.2 billion declined by $128 million in the first quarter of 2008 compared to the first quarter of 2007 due to the unfavourable impact of $261 million from the appreciated Canadian dollar relative to other foreign currencies. Excluding the impact of currency, premiums increased by $133 million primarily attributable to the growth in SLF U.S. EBG.
First quarter 2008 health premiums of $980 million increased by $163 million over the comparable period a year ago mainly from the $121 million growth in SLF U.S. EBG, including the EBG acquisition at the end of May 2007. This increase was diminished by the decline of $167 million in annuity premiums from the same period in the prior year as SLF Canada’s annuity premiums decreased by $41 million mainly due to lower structured settlement premiums in Individual Wealth. SLF U.S. annuity premiums also decreased by $101 million in the first quarter of 2008 from the comparable period a year ago, from lower fixed and fixed index annuity products and a reduction of $80 million from the strengthening of the Canadian dollar.
Life insurance premiums of $1.4 billion in the first quarter of 2008 were $124 million lower than the first quarter of 2007, primarily from the unfavourable currency effect of $118 million from a strengthened Canadian dollar relative to the other foreign currencies.
First quarter 2008 net investment income declined by $1.4 billion compared to the first quarter of 2007. Volatile market conditions and the tight credit environment contributed to a net increase in market yields and a corresponding reduction in the market value of held-for-trading bonds. This, combined with lower equity market levels, resulted in fair value losses on held-for-trading assets.
Fee income of $705 million in the first quarter of 2008 was down $125 million compared to the same period in the previous year as lower asset-based fees were earned on decreased average net assets from poor equity market performance, especially in the U.S., and the reduction of $88 million related to the unfavourable currency effect of changes in foreign exchange rates.
ASSETS UNDER MANAGEMENT (AUM)
AUM were $415.3 billion as at March 31, 2008 compared to $425.3 billion as at December 31, 2007, and $451.3 billion as at March 31, 2007. The decrease of $10.0 billion between December 31, 2007 and March 31, 2008 resulted primarily from:
(i)	negative market movements of $16.7 billion;

(ii)	net redemptions of mutual, managed and segregated funds of $0.8 billion; and

(iii)	an increase of $8.2 billion from a weaker Canadian dollar relative to the prior period currency exchange rates.
6      Sun Life Financial Inc. | First Quarter 2008

Management’s discussion and analysis
AUM decreased $36.0 billion between March 31, 2007 and March 31, 2008. The reduction in AUM related primarily to:
(i)	a decrease of $36.5 billion from the strengthening of the Canadian dollar relative to foreign currencies;

(ii)	declining market performance that lowered AUM by $1.7 billion; partly offset by

(iii)	net sales of mutual, managed and segregated funds of $1.1 billion; and

(iv)	an increase of $1.1 billion in mutual funds at the end of June 2007 from the acquisition of six closed-end funds in MFS.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $115.2 billion as at March 31, 2008, compared to $122.2 billion a year earlier. The unfavourable impact of $6.8 billion from currency fluctuations reduced general fund assets in the first quarter of 2008.
Total general fund assets increased by $958 million from the December 31, 2007 level of $114.3 billion. The favourable impact of $1.7 billion from currency fluctuations boosted general fund assets in the first quarter of 2008. Continued business growth, primarily in SLF Canada, was more than offset by the declines in general fund assets in SLF U.S. and SLF U.K. that included the negative changes in value of held-for-trading assets.
Actuarial and other policy liabilities of $79.4 billion as at March 31, 2008 decreased by $8.2 billion compared to March 31, 2007. The currency effect resulting from an appreciated Canadian dollar at the end of the first quarter of 2008 compared to the same period a year ago reduced actuarial and other policy liabilities by $4.7 billion. There was also a decrease in actuarial and other policy liabilities corresponding to the changes in fair value of held-for-trading assets.
Actuarial and other policy liabilities were lower by $402 million compared to the December 31, 2007 amount of $79.8 billion. The decrease in actuarial and other policy liabilities from the changes in fair value of held-for-trading assets was partially offset by the $1.1 billion favourable currency fluctuations.
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital was $17.4 billion as at March 31, 2008 compared to $17.1 billion as at December 31, 2007. The increase of $282 million between December 31, 2007 and March 31, 2008 resulted primarily from:
(i)	shareholders’ net income of $551 million, before preferred share dividends of $18 million;

(ii)	an increase of $266 million from currency fluctuations; partly diminished by

(iii)	unrealized losses of $244 million on available-for-sale assets in other comprehensive income;

(iv)	common share dividend payments of $203 million; and

(v)	$70 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised).
As at May 2, 2008, Sun Life Financial Inc. had 561.9 million common shares and 61.0 million preferred shares outstanding.
CASH FLOWS

	Quarterly results

($ millions)	Q1’08	Q1’07

Cash and cash equivalents, beginning of period	3,603	4,936
Cash flows provided by (used in):
Operating activities	193	44
Financing activities	54	218
Investing activities	(602)	194
Changes due to fluctuations in exchange rates	9	22

Increase in cash and cash equivalents	(346)	478

Cash and cash equivalents, end of period	3,257	5,414
Short-term securities, end of period	2,016	1,556

Total cash, cash equivalents and short-term securities	5,273	6,970

Net cash, cash equivalents and short-term securities of $5.3 billion as at the end of the first quarter of 2008 decreased by $1.7 billion from the first quarter of 2007 mainly as a result of the timing of investment transactions. Cash used in investing activities was higher by $796 million in the first quarter of 2008 than in the same quarter of 2007. Net purchases of invested assets in the first quarter of 2008 as compared to net sales of invested assets in the first quarter of 2007 mainly generated the cash outflow.
Cash provided by financing activities in the first quarter of 2008 was $164 million lower than in the same period a year ago. Subordinated unsecured fixed/floating debt of $400 million in principal amount was issued during the first quarter of 2008 as compared to the $250 million in principal amount of senior unsecured fixed/floating debt and $250 million of preferred shares that were issued during the first quarter of
Sun Life Financial Inc. | sunlife.com       7

Management’s discussion and analysis
2007. In addition, first quarter 2008 dividend payments to common shareholders increased by $20 million over the first quarter of 2007 and the issuance of common shares on the exercise of stock options was $29 million less in the first quarter of the current year versus the same period in the previous year.
QUARTERLY FINANCIAL RESULTS
The following table provides a summary of Sun Life Financial’s results for the eight most recently completed quarters.
QUARTERLY FINANCIAL SUMMARY

Unaudited	Quarterly results

	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	Q2’06

Common shareholders’ net income ($ millions)	533	555	577	590	497	545	541	512

Operating earnings ($ millions)	533	560	583	593	558	545	541	512

Basic earnings per common share (EPS) ($)	0.95	0.98	1.02	1.03	0.87	0.95	0.94	0.88

Fully diluted EPS ($)	0.93	0.97	1.00	1.02	0.86	0.94	0.93	0.88

Fully diluted operating EPS ($)	0.93	0.98	1.01	1.03	0.96	0.94	0.93	0.88

Total revenue ($ millions)	3,886	5,405	5,699	4,500	5,584	6,137	6,604	6,231

Total AUM ($ billions)	415	425	427	440	451	442	405	391

INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with GAAP.
There were no changes during the Company’s most recent three-month period ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
ENTERPRISE RISK MANAGEMENT
Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are strategic risk, credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial’s enterprise risk management procedures and risk factors are described in Sun Life Financial Inc.’s Management’s Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2007. Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change as market levels change, new business is added, or as management actions are taken.
INVESTMENTS
As at March 31, 2008, the Company held $60.3 billion of bonds, which constituted 58% of the Company’s overall investment portfolio. Bonds with an investment grade of “A” or higher represented 69%, and bonds rated “BBB” or higher represented 97% of the total bond portfolio as at March 31, 2008.
As at March 31, 2008, the Company held $11.0 billion of non-public bonds, which constituted 18% of the Company’s overall bond portfolio of $60.3 billion. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 77% of the total bond portfolio as at March 31, 2008, compared to 76% as at December 31, 2007.
The Company’s bond portfolio as at March 31,2008 included $6.3 billion of asset-backed securities, representing approximately 10% of the Company’s bond portfolio, or 6% of the Company’s total invested assets, as categorized in the following table.

	March 31, 2008		December 31, 2007

		Investment		Investment
($ millions)	Fair value	grade %	Fair value	grade %

Commercial mortgage-backed securities	2,372	99.6%	2,523	99.6%
Residential mortgage-backed securities:
Agency	1,131	100.0%	1,112	100.0%
Non-agency	1,338	99.9%	1,486	99.9%
Collateralized Debt Obligations	355	96.9%	422	97.5%
Other	1,110	99.1%	1,075	99.6%

Total	6,306	99.5%	6,618	99.6%

8       Sun Life Financial Inc. | First Quarter 2008

Management’s discussion and analysis
As at March 31, 2008, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $300 million and $152 million, respectively, together representing approximately 0.4% of the Company’s total invested assets. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime. 97% of these investments either were issued before 2006 or have an “AAA” rating.
The Company had total exposure of $1,013 million to monoline insurers as at March 31, 2008, of which $87 million, or 9%, represented direct exposure to the monoline insurers and $926 million was indirect exposure. The indirect exposure represents the total value of bonds for which the monoline insurers have provided credit insurance. Credit insurance generally provides the underlying bonds with a credit rating of AAA. Absent the credit insurance, the underlying bonds have an average credit quality of between “A” and “BBB” as at March 31, 2008.
Included in the Company’s diversified investment portfolio as at March 31, 2008 were $854 million of bank sponsored asset-backed commercial paper (ABCP) in Canada. In addition, the Company had indirect exposure to ABCP of approximately US$100 million through its money market holdings in the U.S., the majority of which was sponsored by major banks in the U.S.
The values of the Company’s derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

($ millions)	March 31, 2008	December 31, 2007

Net fair value	684	1,309
Total notional amount	45,589	42,642
Credit equivalent amount	2,656	2,351
Risk weighted credit equivalent amount	57	56

The total notional amount increased to $45.6 billion as at March 31, 2008, from $42.6 billion at the end of 2007, and the net fair value decreased to $0.7 billion as at March 31, 2008 from the 2007 year-end amount of $1.3 billion. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure. The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $69 million as at March 31, 2008, $20 million more than the December 31, 2007 level for these assets. In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company had $3.0 billion for possible future asset defaults for all financial assets included in its actuarial liabilities as at March 31, 2008, compared with $2.9 billion as at December 31, 2007.
OUTLOOK
The Company generally benefits from a credit environment within historic norms and steady or slowly increasing interest rates from recent levels, particularly in its universal life businesses; however, this benefit is partially offset by a flat or inverted yield curve. Declining stock market indices may adversely affect earnings from market-based products and flows in the Company’s asset management businesses. The Company’s earnings will be impacted by changes in the value of the Canadian dollar versus foreign currencies, most notably the U.S. dollar.
REGULATORY AND LEGAL MATTERS
Information concerning legal and regulatory matters is provided in Sun Life Financial Inc.’s annual Consolidated Financial Statements, annual MD&A and AIF for the year ended December 31, 2007, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, fully diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations. Management measures the performance of the Company’s business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. The Company also reviews adjusted revenue which excludes the impact of currency, and fair value changes in held-for-trading assets and derivative instruments from total revenue. Management also monitors MFS’s pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Embedded value and value of new business are used to measure overall profitability. Embedded value and value of new business are based on actuarial amounts for which there are no comparable amounts under GAAP. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s
Sun Life Financial Inc. | sunlife.com       9

Management’s discussion and analysis
performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim MD&A and the Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The following table sets out the items that have been excluded from the Company’s operating earnings in the eight most recently completed quarters and provides a reconciliation to the Company’s earnings based on Canadian GAAP.
RECONCILIATION OF OPERATING EARNINGS

Unaudited - in millions of Canadian dollars	Quarterly results

	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	Q2’06

Reported earnings (GAAP)	533	555	577	590	497	545	541	512
After-tax gain (loss) on special items
Clarica brand write-off	—	—	—	—	(43)	—	—	—
Re-branding expenses in Canada	—	(3)	(5)	(2)	—	—	—	—
EBG integration costs	—	(2)	(1)	(1)	—	—	—	—
Premium to redeem Partnership Capital Securities	—	—	—	—	(18)	—	—	—

Total special items	—	(5)	(6)	(3)	(61)	—	—	—

Operating earnings	533	560	583	593	558	545	541	512

FORWARD-LOOKING STATEMENTS
Certain statements in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AlFand the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and financial statements, which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; investment losses and defaults; credit spread fluctuations; the cost, effectiveness and availability of risk mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks related to market liquidity; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia including risks relating to joint ventures; currency exchange rate fluctuations; the impact of competition; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third-party relationships including outsourcing arrangements; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
10       Sun Life Financial Inc. | First Quarter 2008

Interim consolidated financial statements
Consolidated statements of operations

		For the three months ended

		March 31	March 31
(unaudited, in millions of Canadian dollars except for per share amounts)		2008	2007

Revenue
Premium income:
Annuities		$817	$984
Life insurance		1,388	1,512
Health insurance		980	817

		3,185	3,313

Net investment income (Note 7):
Change in fair value of held-for-trading assets		(1,172)	(102)
Losses from derivative investments		(470)	(99)
Net gains on available-for-sale assets		28	31
Other net investment income		1,610	1,611

		(4)	1,441

Fee income		705	830

		3,886	5,584

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		1,269	1,483
Annuity payments		339	355
Death and disability benefits		681	671
Health benefits		718	610
Policyholder dividends and interest on claims and deposits		279	318

		3,286	3,437
Net transfers to segregated funds		112	266
Decrease in actuarial liabilities (Note 9)		(1,540)	(192)
Commissions		375	462
Operating expenses		752	840
Premium taxes		52	62
Interest expense		98	84

		3,135	4,959

Income before income taxes and non-controlling interests		751	625
Income taxes expense		190	102
Non-controlling interests in net income of subsidiaries		9	8

Total net income		552	515
Less: Participating policyholders’ net income		1	2

Shareholders’ net income		551	513
Less: Preferred shareholder dividends		18	16

Common shareholders’ net income		$533	$497

Average exchange rates:
	U.S. dollars	1.00	1.17
	U.K. pounds	1.99	2.29
Earnings per share (Note 4)
Basic		$0.95	$0.87
Diluted		$0.93	$0.86
Weighted average shares outstanding in millions (Note 4)
Basic		564	572
Diluted		566	575
The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     11

Interim consolidated financial statements
Consolidated balance sheets

			As at

		March 31	December 31	March 31
(unaudited, in millions of Canadian dollars)		2008	2007	2007

Assets
Bonds — held-for-trading		$50,348	$50,608	$56,060
Bonds — available-for-sale		9,949	9,148	10,413
Mortgages and corporate loans		21,181	20,742	20,898
Stocks — held-for-trading		4,262	4,438	4,621
Stocks — available-for-sale		729	788	785
Real estate		4,412	4,303	3,992
Cash, cash equivalents and short-term securities		5,273	5,500	6,970
Derivative assets		1,825	1,947	1,350
Policy loans and other invested assets		4,421	4,349	4,432
Other invested assets — held-for-trading		451	440	405
Other invested assets — available-for-sale		711	757	794

Invested assets		103,562	103,020	110,720
Goodwill		6,098	6,018	5,964
Intangible assets		797	775	722
Other assets		4,792	4,478	4,791

Total general fund assets		$115,249	$114,291	$122,197

Segregated funds net assets		$72,071	$73,205	$72,951

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 9)		$79,428	$79,830	$87,609
Amounts on deposit		3,749	3,747	3,775
Deferred net realized gains		272	276	247
Senior debentures		3,014	3,014	3,738
Derivative liabilities		1,141	638	385
Other liabilities		7,899	7,675	6,847

Total general fund liabilities		95,503	95,180	102,601
Subordinated debt (Note 6)		2,199	1,796	1,454
Non-controlling interests in subsidiaries		46	98	62
Total equity		17,501	17,217	18,080

Total general fund liabilities and equity		$115,249	$114,291	$122,197

Segregated funds contract liabilities		$72,071	$73,205	$72,951

Exchange rate at balance sheet date:
	U.S. dollars	1.03	1.00	1.15
	U.K. pounds	2.03	1.98	2.27
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director
12      Sun Life Financial Inc. | First Quarter 2008

Interim consolidated financial statements
Consolidated statements of equity

For the three months ended
	Participating		March 31	March 31
(unaudited, in millions of Canadian dollars)	policyholders	Shareholders	2008	2007

Preferred shares
Balance, beginning of period	$—	$1,495	$1,495	$1,250
Preferred shares issued	—	—	—	250
Issuance costs, net of taxes	—	—	—	(6)

Balance, end of period	—	1,495	1,495	1,494

Common shares
Balance, beginning of period	—	7,033	7,033	7,082
Stock options exercised	—	2	2	37
Common shares purchased for cancellation (Note 6)	—	(30)	(30)	(27)

Balance, end of period	—	7,005	7,005	7,092

Contributed surplus
Balance, beginning of period	—	62	62	72
Stock-based compensation	—	38	38	5
Stock options exercised	—	—	—	(6)

Balance, end of period	—	100	100	71

Retained earnings
Balance, beginning of period	109	11,282	11,391	10,309
Net income	1	551	552	515
Dividends on common shares	—	(203)	(203)	(183)
Dividends on preferred shares	—	(18)	(18)	(16)
Common shares purchased for cancellation (Note 6)	—	(80)	(80)	(81)

Balance, end of period	110	11,532	11,642	10,544

Accumulated other comprehensive income (loss), net of taxes (Note 10)
Balance, beginning of period	(14)	(2,750)	(2,764)	(978)
Total other comprehensive income (loss)	1	22	23	(143)

Balance, end of period	(13)	(2,728)	(2,741)	(1,121)

Total retained earnings and accumulated other comprehensive income	97	8,804	8,901	9,423

Total equity	$97	$17,404	$17,501	$18,080

Accumulated other comprehensive income (loss), net of taxes
Balance, end of period, consists of:
Unrealized gains (losses) on available-for-sale assets	$—	$(245)	$(245)	$303
Unrealized foreign currency translation losses, net of hedging activities	(13)	(2,543)	(2,556)	(1,429)
Unrealized gains on derivatives designated as cash flow hedges	—	60	60	5

Balance, end of period	$(13)	$(2,728)	$(2,741)	$(1,121)

Consolidated statements of comprehensive income

For the three months ended
	March 31	March 31
(unaudited, in millions of Canadian dollars)	2008	2007

Total net income	$552	$515
Other comprehensive income (loss), net of taxes (Note 10):
Unrealized foreign currency translation gains (losses), excluding hedges	337	(114)
Unrealized foreign currency gains (losses), net investment hedges	(70)	11
Unrealized losses on available-for-sale assets	(244)	(27)
Reclassifications to net income for available-for-sale assets	(28)	(18)
Unrealized gains on cash flow hedging instruments	23	9
Reclassifications to net income for cash flow hedges	5	(4)

Total other comprehensive income (loss)	23	(143)

Total comprehensive income	575	372

Less: Participating policyholders’ net income	1	2
Participating policyholders’ foreign currency translation gains, excluding hedges	1	—

Shareholders’ comprehensive income	$573	$370

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     13

Interim consolidated financial statements
Condensed consolidated statements of cash flows

For the three months ended
	March 31	March 31
(unaudited, in millions of Canadian dollars)	2008	2007

Cash flows provided by (used in) operating activities
Total net income	$552	$515
Items not affecting cash:
Decrease in actuarial and other policy-related liabilities	(1,548)	(118)
Unrealized losses on held-for-trading assets and derivatives	1,645	274
Amortization of deferred gains and unrealized gains on real estate investments	(30)	(27)
Accrued expenses and taxes	(536)	(285)
Investment income due and accrued	(29)	(54)
Other items not affecting cash	174	(153)
Realized gains on held-for-trading and available-for-sale assets	(30)	(96)
New mutual fund business acquisition costs capitalized	(10)	(19)
Redemption fees of mutual funds	5	7

Net cash provided by operating activities	193	44

Cash flows provided by (used in) financing activities
Borrowed funds	(15)	3
Issuance of subordinated debt (Note 6)	398	—
Issuance of senior debentures	—	250
Issuance of preferred shares	—	250
Payments to underwriters	—	(9)
Issuance of common shares on exercise of stock options	2	31
Common shares purchased for cancellation (Note 6)	(110)	(108)
Dividends paid on common shares	(203)	(183)
Dividends paid on preferred shares	(18)	(16)

Net cash provided by financing activities	54	218

Cash flows provided by (used in) investing activities
Sales, maturities and repayments of bonds, mortgages and corporate loans, stocks and real estate	6,550	6,616
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(7,182)	(6,179)
Policy loans	(21)	(12)
Short-term securities	(101)	(243)
Other investments	152	12

Net cash provided by (used in) investing activities	(602)	194

Changes due to fluctuations in exchange rates	9	22

Increase (decrease) in cash and cash equivalents	(346)	478
Cash and cash equivalents, beginning of period	3,603	4,936

Cash and cash equivalents, end of period	3,257	5,414
Short-term securities, end of period	2,016	1,556

Cash, cash equivalents and short-term securities, end of period	$5,273	$6,970

Supplementary information
Cash and cash equivalents:
Cash	$291	$571
Cash equivalents	2,966	4,843

	$3,257	$5,414

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$34	$11

Income taxes, net of refunds	$143	$233

The attached notes form part of these interim consolidated financial statements.
14     Sun Life Financial Inc. | First Quarter 2008

Interim consolidated financial statements
Consolidated statements of changes in segregated funds net assets

For the three months ended
	March 31	March 31
(unaudited, in millions of Canadian dollars)	2008	2007

Additions to segregated funds
Deposits:
Annuities	$2,512	$2,529
Life insurance	288	836

	2,800	3,365
Net transfers from general funds	112	266
Net realized and unrealized gains (losses)	(3,189)	1,159
Other investment income	356	313

	79	5,103

Deductions from segregated funds
Payments to policyholders and their beneficiaries	2,015	2,328
Management fees	209	212
Taxes and other expenses	31	47
Effect of changes in currency exchange rates	(1,042)	354

	1,213	2,941

Net additions (deductions) to segregated funds for the period	(1,134)	2,162
Segregated funds net assets, beginning of period	73,205	70,789

Segregated funds net assets, end of period	$72,071	$72,951

Consolidated statements of segregated funds net assets

		As at
	March 31	December 31	March 31
(unaudited, in millions of Canadian dollars)	2008	2007	2007

Assets
Segregated and mutual fund units	$55,184	$58,185	$58,180
Stocks	8,190	7,376	8,160
Bonds	8,155	7,868	6,467
Cash, cash equivalents and short-term securities	973	863	683
Real estate	228	202	271
Mortgages	43	38	46
Other assets	866	906	885

	73,639	75,438	74,692

Liabilities	1,568	2,233	1,741

Net assets attributable to segregated funds policyholders	$72,071	$73,205	$72,951

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     15

Condensed notes to the interim consolidated financial statements
(unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Basis of presentation
Sun Life Financial Inc. (SLF Inc.) together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc., are collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2007 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Changes in accounting policies
ADOPTED IN 2008
CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS — DISCLOSURE AND PRESENTATION
On January 1, 2008, the Company adopted three new Canadian Institute of Chartered Accountants (CICA) Handbook Sections: Section 1535, Capital Disclosures; Section 3862, Financial Instruments — Disclosures; and Section 3863, Financial Instruments — Presentation. Section 1535 requires disclosure of an entity’s objectives, policies and processes for managing capital; information about what the entity regards as capital; whether the entity has complied with any capital requirements; and the consequences of not complying with these capital requirements. Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation. Section 3863 carries forward unchanged the presentation requirements of Section 3861 while Section 3862 requires enhanced financial instrument disclosures focusing on disclosures related to the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new disclosures required are included in Notes 6 and 8 of these interim consolidated financial statements. In adopting Section 3862, as permitted, the Company has chosen to apply the disclosure requirements in Section 3861 to its insurance contracts.
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
GOODWILL AND INTANGIBLE ASSETS
The CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Provisions concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions relating to intangible assets, including internally generated intangible assets, are incorporated from international reporting standards. The Company will adopt the new standards on January 1, 2009. The Company is currently evaluating the impact that the adoption of this new Section will have on its consolidated financial statements.
3. Disposal
On February 29, 2008, the Company sold Sun Life Retirement Services (U.S.), Inc., a 401(k) plan administration business in the United States, to Hartford Financial Services LLC. The sale is not material to these interim consolidated financial statements.
4. Earnings per share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended
	March 31	March 31
	2008	2007

Common shareholders’ net income	$533	$497
Less: Effect of stock options of subsidiaries(1)	4	5

Common shareholders’ net income on a diluted basis	$529	$492

Weighted average number of shares outstanding for basic earnings per share (in millions)	564	572
Add: Adjustments relating to the dilutive impact of stock options(2)	2	3

Weighted average number of shares outstanding on a diluted basis (in millions)	566	575

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustment relating to the dilutive impact of stock options.
16     Sun Life Financial Inc. | First Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)
5. Segmented information
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its active Reinsurance business unit, and Corporate Support operations, which include run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements are negotiated. Inter-segment revenue for the three months ended March 31, 2008, consists of interest of $37 ($38 in 2007) and fee income of $14 ($20 in 2007).

Results by segment for the three months ended
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

March 31,2008
Revenue	$2,320	$1,060	$362	$119	$76	$(51)	$3,886
Total net income	$247	$114	$59	$13	$119	$—	$552

March 31,2007
Revenue	$2,374	$2,197	$447	$215	$409	$(58)	$5,584
Total net income	$252	$98	$72	$38	$55	$—	$515

Assets by segment as at
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

March 31, 2008
General fund assets	$56,284	$39,785	$875	$5,527	$14,039	$(1,261)	$115,249
Segregated funds net assets	$36,480	$27,348	$—	$1,884	$6,359	$—	$72,071

December 31, 2007
General fund assets	$55,497	$39,633	$945	$5,497	$13,967	$(1,248)	$114,291
Segregated funds net assets	$36,686	$27,741	$—	$1,936	$6,842	$—	$73,205

March 31,2007
General fund assets	$55,529	$44,735	$894	$5,942	$16,909	$(1,812)	$122,197
Segregated funds net assets	$35,011	$28,407	$—	$1,354	$8,179	$—	$72,951

6. Capital management and capital transactions
A) CAPITAL AND CAPITAL MANAGEMENT
The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed on a consolidated basis under principles that consider all the risks associated with the business. It is also managed at the business unit level under the principles appropriate to the jurisdiction in which it operates.
The Board of Directors is responsible for the annual review and approval of the Company’s capital plan, in conjunction with the operating plan. The Capital Management Committee (CMC) has management oversight responsibility for capital management. Corporate Treasury and Risk Management are responsible for the design and implementation of the capital management policy. This policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities and to support the risks associated with the businesses of the Company. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion.
Sun Life Financial Inc. | sunlife.com     17

Condensed notes to the interim consolidated financial statements (unaudited)
SLF Inc. is subject to the guidelines regarding capital framework for regulated insurance holding companies and non-operating life insurance companies (collectively, Insurance Holding Companies) issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). Under these guidelines, Insurance Holding Companies, such as SLF Inc., and certain of their significant life insurance company subsidiaries are not subject to the Minimum Continuing Capital and Surplus Requirements (MCCSR) that apply to Canadian life insurance companies. As an insurance holding company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment and set internal capital targets. The Insurance Holding Company guidelines do not establish minimum or targeted capital requirements for Insurance Holding Companies. SLF Inc. was above its internal minimum target capital levels at March 31, 2008, December 31, 2007 and March 31, 2007.
Sun Life Assurance is subject to the MCCSR required capital for a life insurance company in Canada. OSFI generally expects life insurance companies to maintain a minimum MCCSR of 150% or greater, based on the risk profile of the relevant insurance company. Sun Life Assurance’s MCCSR ratio as at March 31, 2008, December 31, 2007, and March 31, 2007, was above the levels that would require any regulatory or corrective action.
Significant foreign life subsidiaries that are not subject to the MCCSR rules are expected to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company’s principal operating life insurance subsidiary in the United States, Sun Life Assurance Company of Canada (U.S.), qualifies as a significant foreign life subsidiary. Sun Life Assurance Company of Canada (U.S.) is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners (NAIC). The NAIC generally expects insurance companies to maintain at least 200% of minimum risk-based capital. The risk-based capital of Sun Life Assurance Company of Canada (U.S.) was above the minimum level as at March 31, 2008, December 31, 2007 and March 31, 2007.
In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company maintained capital levels above the minimum local requirements as at March 31, 2008, December 31, 2007 and March 31, 2007.
The Company’s capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities (that qualify as regulatory capital).

	As at
	March 31	December 31	March 31
	2008	2007	2007

Equity:
Participating policyholders’ equity	$97	$95	$100
Preferred shareholders’ equity	1,495	1,495	1,494
Common shareholders’ equity	15,909	15,627	16,486

Total equity	17,501	17,217	18,080

Other capital securities:
Subordinated debt	2,199	1,796	1,454
Sun Life Assurance debentures, Series A, B(1)	1,150	1,150	1,150
Partnership Capital Securities(2)	—	—	692

Total other capital securities	3,349	2,946	3,296

Total capital	$20,850	$20,163	$21,376

(1)	The Sun Life Assurance debentures qualify as regulatory capital up to the amount of $1,150 of Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust, a former subsidiary of the Company that was deconsolidated upon the adoption of CICA Handbook Accounting Guideline 15, Consolidation of Variable Interest Entities, in 2005.

(2)	The Partnership Capital Securities were redeemed in May 2007.
B) SIGNIFICANT CAPITAL TRANSACTIONS
On January 12, 2008, SLF Inc. renewed its normal course issuer bid to purchase, for cancellation on or before January 11, 2009, through the facilities of the Toronto Stock Exchange (TSX) up to 20 million common shares, representing approximately 3.5% of the common shares issued and outstanding at that time. In 2007, SLF Inc. had a similar normal course issuer bid program during the period from January 12, 2007 to January 11, 2008. In the first quarter of 2008, SLF Inc. purchased under these plans approximately 2 million of its common shares at an average price of $45.71 per share for a total amount of $110.
On January 30, 2008, SLF Inc. issued $400 principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due in 2023. The proceeds will be used for general corporate purposes, including investments in subsidiaries.
18     Sun Life Financial Inc. | First Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)
7. Financial investments and related net investment income
A) HEDGING ACTIVITIES
Additional information on the derivatives that have been designated as hedges for accounting purposes is included in the following sections.
i) FAIR VALUE HEDGES
The Company recorded a credit of $5 to income as hedge ineffectiveness for fair value hedges in other net investment income for the three months ended March 31, 2008 ($5 for the three months ended March 31, 2007).
ii) CASH FLOW HEDGES
Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2008, 2009 and 2010. The amounts included in accumulated Other Comprehensive Income related to these derivatives are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period. The amount excluded from hedge effectiveness assessment of $(1) for cash flow hedges is recorded as a charge to other net investment income for the three months ended March 31, 2008 ($(1) for the three months ended March 31, 2007). The amount to be reclassified from accumulated OCI to net income within the next 12 months is expected to be nil.
B) CHANGES IN FAIR VALUE OF HELD-FOR-TRADING ASSETS
Changes in fair value of held-for-trading assets recorded to net income consists of the following:

For the three months ended
	March 31	March 31
	2008	2007

Bonds	$(860)	$(185)
Stocks	(286)	64
Other invested assets	(27)	19
Cash equivalents and short-term securities	1	—

Total changes in fair value of held-for-trading assets	$(1,172)	$(102)

C) TEMPORARILY AND OTHER-THAN-TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
i) TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The available-for-sale assets disclosed in the following table exhibit evidence of impairment, however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	March 31, 2008		December 31, 2007		March 31, 2007
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

Available-for-sale bonds	$5,756	$522	$4,895	$273	$4,521	$63
Available-for-sale stocks(1)	373	72	238	34	67	5
Available-for-sale other invested assets(2)	159	13	108	12	119	20

Total temporarily impaired financial assets	$6,288	$607	$5,241	$319	$4,707	$88

(1)	This includes available-for-sale private equities that are accounted for at cost with a carrying value of $16 as at March 31, 2008 ($13 and $nil as at December 31, 2007 and March 31, 2007, respectively).

(2)	This pertains to available-for-sale limited partnerships that are accounted for at cost with a carrying value of $172 as at March 31, 2008 ($120 and $139 as at December 31, 2007 and March 31, 2007, respectively).
For available-for-sale limited partnerships and equities accounted for at cost, management does not consider these assets to be other-than-temporarily impaired as the length of time that the fair value has been less than the cost and the extent of the loss are not sufficient to indicate that the fair value will not recover.
ii) OTHER-THAN-TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
In the first quarter of 2008, the Company wrote down $7 of impaired available-for-sale bonds and stocks recorded at fair value ($1 in the first quarter of 2007). These assets were written down since the length of time that the fair value was less than the cost and the extent of the loss indicated that the fair value would not recover. These write-downs are included in net gains on available-for-sale assets in the interim consolidated statements of operations.
Sun Life Financial Inc. | sunlife.com     19

Condensed notes to the interim consolidated financial statements (unaudited)
8. Financial instrument risk management
The Company’s risk management policies and processes for managing risks related to financial instruments can be found in Note 6 of the 2007 annual consolidated financial statements.
A) LIQUIDITY RISK
Liquidity risk is the risk that the Company will not have enough funds available to fund all cash outflow commitments as they fall due. The Company’s policies for managing liquidity risk are included in the 2007 annual financial statements.
The contractual maturities of the Company’s significant financial liabilities as at March 31, 2008 are shown in the following table. Expected general fund policyholder liabilities future cash flows are included on page 48 of the Company’s 2007 Management’s Discussion and Analysis included in its 2007 Annual Report. Maturities of borrowed funds, contractual commitments for operating leases and letters of credit are included in Notes 11C, 20A and 20C, respectively, of the 2007 annual consolidated financial statements.

	Within	1 year to	3 years to	Over 5	No fixed
	1 year	3 years	5 years	years	maturity	Total

Amounts on deposit(1)	$—	$—	$—	$—	$3,749	$3,749
Senior debentures and unsecured financing(2)	206	411	1,590	4,167	—	6,374
Subordinated debt(2)	122	267	1,042	2,274	—	3,705
Bond repurchase agreements	2,228	—	—	—	—	2,228
Accounts payable and accrued expenses	3,138	—	—	—	—	3,138
Contractual commitments(3)	959	396	37	276	—	1,668

Total liabilities	$6,653	$1,074	$2,669	$6,717	$3,749	$20,862

(1)	Amounts on deposit are generally payable on demand.

(2)	Includes expected interest payments.

(3)	Contractual commitments are not reported on the consolidated balance sheets.
B) MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes currency risk, interest rate risk and other price risks such as equity risk.
i) CURRENCY RISK
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s risk management policies related to currency risk are included in Note 6 of the 2007 annual consolidated financial statements. As described in this policy, the Company generally maintains the currency profile of its assets so as to match the currency of aggregate liabilities and minimum surplus requirements of that country. Currency risk for financial instruments arises when a net asset and liability mismatch is denominated in a currency other than the local currency in which they are measured. As at March 31, 2008, the Company did not have a material currency exposure related to financial instruments.
ii) INTEREST RATE RISK
Interest rate risk is the potential for financial loss arising from changes in interest rates. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change. The impact of interest rate risk for the Company’s actuarial liabilities and the assets supporting those liabilities and the policy for managing this risk is included in Note 9 of the 2007 annual consolidated financial statements.
Bonds designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale bonds are recorded to OCI. For the Company’s available-for-sale bonds, an immediate 1% parallel increase in interest rates at March 31, 2008, across the entire yield curve, would result in an estimated after-tax decrease in OCI of $408. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated after-tax increase in OCI of $426.
iii) EQUITY RISK
Equity risk is the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets. The impact of equity risk for the Company’s actuarial liabilities and the assets supporting those liabilities and the policy for managing this risk is included in Note 9 of the 2007 annual consolidated financial statements.
Equities designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale equities are recorded to OCI. For the Company’s available-for-sale equities, an immediate 10% increase in stock prices at March 31, 2008, would result in an estimated after-tax increase in OCI of $47. Conversely, an immediate 10% decrease in stock prices would result in an estimated after-tax decrease in OCI of $47.
20     Sun Life Financial Inc. | First Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)
9. Changes in actuarial liabilities
Changes in actuarial liabilities for the three months ended March 31, 2008, and March 31, 2007, are as follows:

For the three months ended
	March 31	March 31
	2008	2007

Actuarial liabilities, January 1	$77,936	$86,415
Change in liabilities on in-force business	(2,142)	(1,166)
Liabilities arising from new policies	602	974

Decrease in actuarial liabilities	(1,540)	(192)

Actuarial liabilities before the following:	76,396	86,223
Effect of changes in currency exchange rates	1,112	(430)

Actuarial liabilities, March 31	77,508	85,793
Add: Other policy liabilities	1,920	1,816

Actuarial liabilities and other policy liabilities, March 31	$79,428	$87,609

10. Income taxes included in other comprehensive income (OCI)
OCI included on the interim consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of OCI for the three months ended March 31, 2008 and March 31, 2007:

For the three months ended
	March 31	March 31
	2008	2007

Unrealized foreign currency gains and losses on net investment hedges	$7	$5
Unrealized gains and losses on available-for-sale assets	54	8
Reclassifications to net income for available-for-sale assets	6	10
Unrealized gains and losses on cash flow hedging instruments	33	3
Reclassifications to net income for cash flow hedges	(2)	2

Total income taxes benefit included in OCI	$98	$28

11. Pension plans and other post-retirement benefits
The Company recorded the following expenses (income) related to pension plans and other post-retirement plans for the three months ended March 31, 2008 and March 31, 2007:

For the three months ended
	March 31	March 31
	2008	2007

Pension benefit cost	$10	$9
Other post-retirement benefit income	$(2)	$(7)

12. Related party transactions
Transactions between SLF Inc. and its subsidiaries, which are related parties of SLF Inc., have been eliminated on consolidation and are not disclosed in this note.
The Company receives distribution fees from Cl Investments Inc. for sales of its products by agents licensed through the Company. Distribution fees for the three months ended March 31, 2008 of $37 ($41 in 2007) are included in fee income in the interim consolidated statements of operations.
Sun Life Financial Inc. | sunlife.com     21

Condensed notes to the interim consolidated financial statements (unaudited)
13. Commitments, guarantees and contingencies
A) LEGAL AND REGULATORY MATTERS
Information concerning legal and regulatory matters is provided in SLF Inc.’s annual consolidated financial statements, annual Management’s discussion & analysis and Annual Information Form for the year ended December 31, 2007, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
B) GUARANTEES OF SUN LIFE ASSURANCE PREFERRED SHARES AND SUBORDINATED DEBENTURES
In the fourth quarter of 2007, SLF Inc. has guaranteed the subordinated debentures and preferred shares issued by Sun Life Assurance that are held by external parties, as described in Note 20 of the 2007 annual consolidated financial statements. All of the subordinated debentures issued by Sun Life Assurance are held by external parties and there are no preferred shares outstanding that are subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended
			Other
		Sun Life	subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

March 31,2008
Revenue	$105	$3,232	$750	$(201)	$3,886
Shareholders’ net income	$551	$362	$144	$(506)	$551

March 31,2007
Revenue	$61	$3,995	$1,719	$(191)	$5,584
Shareholders’ net income	$513	$390	$141	$(531)	$513

Assets as at
			Other
		Sun Life	subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

March 31, 2008
Invested assets	$20,726	$78,741	$23,331	$(19,236)	$103,562
Total other assets	$6,112	$10,114	$11,013	$(15,552)	$11,687
Actuarial and other policy liabilities	$—	$64,745	$14,556	$127	$79,428
Total other liabilities	$9,434	$14,181	$13,552	$(18,847)	$18,320

December 31, 2007
Invested assets	$20,352	$77,928	$23,586	$(18,846)	$103,020
Total other assets	$5,798	$9,505	$10,925	$(14,957)	$11,271
Actuarial and other policy liabilities	$—	$64,502	$15,175	$153	$79,830
Total other liabilities	$9,028	$13,049	$13,359	$(18,192)	$17,244

March 31, 2007
Invested assets	$21,490	$80,834	$28,124	$(19,728)	$110,720
Total other assets	$3,301	$10,780	$9,507	$(12,111)	$11,477
Actuarial and other policy liabilities	$—	$67,685	$19,741	$183	$87,609
Total other liabilities	$6,792	$13,490	$11,542	$(15,316)	$16,508

14. Variable interest entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $375, which is the carrying amount of these assets.
22     Sun Life Financial Inc. | First Quarter 2008

MAJOR OFFICES

The following is contact information for Sun Life Financial’s major offices and joint venture companies around the world. For inquiries and customer service, please contact the appropriate office in your area.
Sun Life Financial Canada
Canadian Headquarters
227 King Street South
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-3900
Call Centre: 1 877 SUN-LIFE/I 877 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-7500
Call Centre: 1 877 SUN-LIFE/I 877 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: 514-866-6411
Call Centre: 1 877 SUN-LIFE/I 877 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Sun Life Financial U.S.
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Tel: 781-237-6030
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. — 5:00 p.m. Eastern Time
Website: www.sunlife-usa.com
Bermuda
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
Tel: (441) 296-3084
Website: www.sunlife.bm
Sun Life Financial U.K.
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160-5040
Call Centre: (0870) 161-1111
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlifeofcanada.co.uk
Sun Life Financial Asia
Asia Regional Office
27/F Oxford House
Taikoo Place
979 King’s Road
Hong Kong
Tel: (852) 2918-3888
China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Heping District
Tianjin, China 300050
Tel: (8622) 2339-1188
Website: www.sunlife-everbright.com
Beijing Representative Office
Suite 1207
China Resources Building
No. 8, Jianguomenbei Avenue
Eastern District
Beijing, China 100005
Tel: (8610) 8519-2510
Hong Kong
Sun Life Hong Kong Limited
20/F, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Call Centre: (852) 2103-8928
Mon. to Fri. 9:00 a.m. — 8:00 p.m.
Website: www.sunlife.com.hk
India
Birla Sun Life Insurance Company Limited
Vaman Centre, 6th Floor
Makhwana Road, Andheri (East)
Mumbai, India 400 059
Tel: 91-22-6678-3333
Mon. to Fri. 9:30 a.m. — 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Asset Management
Company Limited
Ahura Centre, 2nd Floor, Tower A
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-6692-8000
Mon. to Fri. 9:30 a.m. — 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Distribution Company Limited
1st Floor, Industry House
159 Churchgate Reclamation
Mumbai, India 400 020
Tel: 91-22-6716-8000
Website: www.birlasunlife.com
Indonesia
World Trade Centre, 8th & 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221) 5289-0000
Call Centre: (6221) 5289-0088
Toll Free: 08001401262
Mon. to Fri. 8:30 a.m. — 5:30 p.m.
Website: www.sunlife.co.id
Philippines
12th Floor, The Enterprise Center Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 0724
Tel: (632) 886-6188
Call Centre: (632) 849-9888
In the Provinces call 1 800 10-SUNLIFE via PLDT
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlife.com.ph

24     Sun Life Financial Inc. | First Quarter 2008

CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.
CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: www.sunlife.com
INVESTOR RELATIONS
For financial analysts, portfolio managers and institutional investors requiring information, please contact:
Paul Petrelli
Vice-President, Investor Relations
Tel: 416-204-8163
Fax:416-979-4080
E-mail: investor.relations@sunlife.com
Please note that financial information can
also be obtained from www.sunlife.com.
TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
1 888 290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax:416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account
details using CIBC Mellon Trust Company’s
Internet service, Answerline® Register at
www.cibcmellon.com/answerlineregistration.
United States
BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310
Tel: 1 800 648-8393
E-mail: shrrelations@mellon.com
United Kingdom
Capita Registrars Ltd.
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
E-mail: ssd@capitaregistrars.com
Philippines
The Hongkong and Shanghai Banking
Corporation Limited
12/F Tower 1 The Enterprise Center
6766 Ayala Avenue cor Paseo de Roxas
Makati City 1200
Metro Manila, Philippines
From Metro Manila:
Tel: PLDT (632) 830-5353
       GLOBE (632) 755-5353
From the Provinces: 1 800 1 888-2422
Hong Kong
Computershare Hong Kong Investor
Services Limited
Hopewell Centre, 18th Floor
Rooms 1806-1807
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
E-mail: hkinfo@computershare.com.hk
SHAREHOLDER SERVICES
For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:
Fax:416-598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com
DIVIDENDS
2008 Dividend dates
Common shares

Record dates	Payment dates

February 27	April 1, 2008
May 21	July 2, 2008
August 20*	October 1, 2008
November 19*	January 2, 2009

*	Subject to approval by the Board of Directors
Direct deposit of dividends
Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.
A detachable enrolment form is located on the back of Sun Life Financial’s dividend cheque. The Request for Electronic Payment of Dividends Form is also available for downloading from the Investor Centre on CIBC Mellon’s website, www.cibcmellon.com, or you can contact CIBC Mellon to have a form sent to you.
Canadian Dividend Reinvestment and Share Purchase Plan
Canadian-resident common shareholders can enrol in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at www.sunlife.com or contact the Plan Agent, CIBC Mellon at inquiries@cibcmellon.com.
STOCK EXCHANGE LISTINGS
Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 - SLF.PR.A Series 2 - SLF.PR.B Series 3 - SLF.PR.C Series 4 - SLF.PR.D Series 5 - SLF.PR.E
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF
As of May 2, 2008, there were •••,•••,••• outstanding common shares, which are the only voting securities.

This report is recyclable and is printed on acid-free paper stock.

Mixed Sources Product group from well-managed forests, controlled sources and recycled wood or fiber www.fsc.org Cert no.SW-COC-1383 © 1996 Forest Stewardship Council